UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

Amendment to Credit Agreement

On August 7, 2025, Triton International Limited (the “Company”) and its subsidiaries Triton Container International Limited (“TCIL”) and TAL International Container Corporation (“TALICC”) amended the Company’s credit facility pursuant to a First Amendment (the “Amendment”) to the Twelfth Amended and Restated Credit Agreement (the “Credit Agreement”), by and among TCIL and TALICC, as borrowers, the Company, as guarantor, and the lenders, agents and other parties thereto. The Amendment, among other things, extended the maturity date of the credit facility from July 9, 2029 to August 7, 2030, reduced the applicable margin in respect of Daily Simple SOFR loans from between 1.300% and 1.675% to between 1.250% and 1.625%, as well as reduced the commitment fees under the facility, and increased the term loan tranche of the facility by $20.0 million to $1,630.0 million. The above description of the Amendment is qualified in its entirety by reference to the full text of the Credit Agreement, as amended by the Amendment, a copy of which is expected to be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ending December 31, 2025.

Incorporation by Reference

This Current Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283474) (the “Registration Statement”), as such Registration Statement may be amended from time to time.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
TRITON INTERNATIONAL LIMITED

Date: August 11, 2025	By:	/s/ Carla L. Heiss
Name: Carla L. Heiss
Title: Senior Vice President, General Counsel and Secretary